March 27, 2019

Kevin Hodges
CFO
EVO Payments, Inc.
Ten Glenlake Parkway
South Tower, Suite 950
Atlanta, GA 30328

       Re: EVO Payments, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 26, 2019
           CIK: 0001704596

Dear Mr. Hodges:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products